03011743

UNITED STATES
[illegible]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
|---|
| 8-053647 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Crane Capital Associates, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

SEC MAIL PROCESSING RECEIVED APR 02 2003

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Park View Road
(No. and Street)

Rowayton, (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Adams (416)975-4595
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| PROCESSED APR 21 2003 THOMSON FINANCIAL |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Doug Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crane Capital Associates, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

# Independent Auditors' Report

The Members
Crane Capital Associates, LLC
Rowayton, Connecticut

We have audited the accompanying statement of financial condition of Crane Capital Associates, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crane Capital Associates, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

March 21, 2003

# Crane Capital Associates, LLC

## Statement of Financial Condition

| *December 31, 2002* | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | **$31,222** |
| Commissions receivable (Note 3) | **39,141** |
| Securities owned, not readily marketable, at estimated fair value (Note 1) | **5,000** |
| Equipment, net (Note 2) | **2,241** |
| Other assets | **8,603** |
| | **$86,207** |
| **Liabilities and Members' Equity** | |
| **Liabilities:** | |
| Accrued expenses and other liabilities (Note 3) | **$47,896** |
| **Members' equity (Notes 3, 5 and 6)** | **38,311** |
| | **$86,207** |

*See accompanying summary of business and significant accounting policies and notes to statement of financial condition.*

# Crane Capital Associates, LLC

## Summary of Business And Significant Accounting Policies

**Business**

Crane Capital Associates, LLC ("Company") is a Delaware limited liability company. The Company raises capital for private equity funds and alternative asset managers. The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

**Securities Transactions**

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned, not readily marketable, are valued at fair value as determined by management. The fair value may be higher or lower than the value that would have been used had a ready market existed and differences could be material. Unrealized gains and losses are included in operating results.

**Equipment**

Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which is 3 years.

**Use of Estimates**

In preparing a statement of financial condition in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. **Securities Owned, Not Readily Marketable**

At December 31, 2002, securities owned, not readily marketable consisted of an investment in an investment company in which the Company valued at cost.

2. **Equipment, Net**

Equipment, net consists of:

| *December 31, 2002* | |
|---|---|
| Computer equipment | $3,066 |
| Less: Accumulated depreciation | 825 |
| | $2,241 |

3. **Related Party Transactions**

One of the members of the Company, Crane Capital Associates, Inc. ("CCA") performs the billings on behalf of the Company and two of its affiliates. Included in commissions receivable is a $35,988 receivable due from CCA.

At December 31, 2002, the Company had a payable of $39,024 to CCA and the Company's other member, which is included in accrued expenses and other liabilities.

*Guarantee*

CCA is a majority member of the Company and has guaranteed to contribute capital to the Company in the future, if the Company was to have a net capital deficiency.

4. **Occupancy**

The Company has a license agreement to utilize office space which expires during the year ended December 31, 2003.

**5. Regulatory Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2002, the Company had regulatory net capital of $7,742 and a minimum regulatory net capital requirement of $5,987. The regulatory net capital ratio of the Company was 6.19 to 1.

**6. Subsequent Events**

From January 1 through March 21, 2003, the Company received capital contributions of $15,000 from CCA.

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

# Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker Dealer Claiming an Exemption for SEC Rule 15c3-3

The Members
Crane Capital Associates, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Crane Capital Associates, LLC ("Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

March 21, 2003

# Crane Capital Associates, LLC

## Statement of Financial Condition

December 31, 2002

# Crane Capital Associates, LLC

## Index